UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 20, 2018

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Press Release

Attached hereto as Exhibit I is a press release dated December 20, 2018 of Global Ship Lease, Inc. (the “Company”) announcing that the Company has received the requisite consents from holders of its 9.875% First Priority Secured Notes due 2022 (the “Notes”) to approve amendments (the “Amendments”) to the indenture (the “Indenture”) governing the Notes, dated as of October 31, 2017, among the Company, the guarantors party listed thereto (the “Guarantors”) and Citibank, N.A., London Branch, as trustee, security agent, paying agent, registrar and transfer agent.

Supplemental Indenture

In connection with receiving the requisite consents, on December 20, 2018, the Company, the Guarantors and Citibank, N.A., London Branch, as trustee (the “Trustee”) and security agent (the “Security Agent”) executed and delivered a First Supplemental Indenture (the “Supplemental Indenture” and such time, the “Effective Time”) with respect to the Indenture.

The Amendments amend the Indenture to bring forward the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year to January 1, 2020 (rather than January 1, 2021) and to amend certain other provisions of the Indenture for the benefit of the holders of the Notes including, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant.

Pursuant to the terms of the Supplemental Indenture, the Amendments became effective at the Effective Time, with retroactive effect as of immediately prior to the completion of the transactions contemplated by the Agreement and Plan of Merger, dated October 29, 2018, by and among the Company, Poseidon Containers Holdings LLC, K&T Marine LLC and the other parties thereto, which were completed on November 15, 2018, and bind every holder of Notes. Although the Supplemental Indenture became effective upon execution by the Company, the Guarantors, the Trustee and the Security Agent, the Amendments will not become operative and will have no effect until and unless the Company makes the cash payment (the “Consent Fee”) of $7.50 per $1,000 in aggregate principal amount of Notes to each holder who held such Notes as of 5:00 p.m., New York City time, on December 13, 2018 and validly delivered (and did not validly revoke) a duly executed consent at or prior to 11:59 p.m., New York City time, on December 19, 2018 in accordance with the terms and conditions set forth in the Consent Solicitation Statement, dated December 13, 2018. The Company expects the Consent Fee to be paid on December 21, 2018.

The description of the Supplemental Indenture contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Supplemental Indenture, which is filed herewith as Exhibit 99.1, and is incorporated herein by reference.

Other Information

This Report contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

99.1	Supplemental Indenture, dated as of December 20, 2018, among the Company, the guarantors party thereto and Citibank, N.A., London Branch, as trustee and security agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: December 20, 2018	By:	/s/ Ian J. Webber
Ian J. Webber Chief Executive Officer

Exhibit I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces Results of Consent Solicitation for 9.875% First Priority Secured Notes due 2022

LONDON, December 20, 2018 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced that it has received the requisite consents to approve amendments (the “Amendments”) to the indenture (the “Indenture”) governing the Company’s 9.875% First Priority Secured Notes due 2022 (the “Notes”) dated as of October 31, 2017, among the Company, the guarantors party listed thereto (the “Guarantors”) and Citibank, N.A., London Branch, as trustee, security agent, paying agent, registrar and transfer agent.

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “Having completed this consent solicitation and our strategic combination with Poseidon Containers last month, we are excited to enter 2019 as a stronger, more agile company with reduced total loan-to-value and a fleet of 38 containerships which is, on average, younger and better specified. The highly accretive transaction and our subsequent market activity to secure five-year charters on six high-specification, modern vessels have expanded our charter-attached NAV as at September 30, 2018, to over $500 million dollars, equivalent to approximately $2.75 per share on a fully diluted basis, while simultaneously increasing our contracted revenue, annualized EBITDA, and average remaining contract duration beyond that of the pre-merger GSL and improving our ability to benefit from a strengthening charter market. This positive momentum and our improved financial and competitive platform position GSL to take full advantage of the supportive long-term market fundamentals for the benefit of all stakeholders.”

The Company will make a cash payment (the “Consent Fee”) of $7.50 per $1,000 in aggregate principal amount of Notes to each holder who held such Notes as of 5:00 p.m., New York City time, on December 13, 2018 (the “Record Date”) and validly delivered (and did not validly revoke) a duly executed consent at or prior to 11:59 p.m., New York City time, on December 19, 2018 (the “Expiration Time”) in accordance with the terms and conditions set forth in the Consent Solicitation Statement, dated December 13, 2018 (the “Consent Solicitation Statement”). The Company expects the Consent Fee to be paid on December 21, 2018.

In connection with receiving the requisite consents, on December 20, 2018, the Company, the Guarantors and Citibank, N.A., London Branch, as trustee (the “Trustee”) and security agent (the “Security Agent”) executed and delivered a First Supplemental Indenture with respect to the Indenture (the “Supplemental Indenture” and such time, the “Effective Time”). Pursuant to the terms of the Supplemental Indenture, the Amendments became effective at the Effective Time, with retroactive effect as of immediately prior to the completion of the transactions contemplated by the Agreement and Plan of Merger dated October 29, 2018 by and among the Company, Poseidon Containers Holdings LLC, K&T Marine LLC and the other parties thereto, which were completed on November 15, 2018, and bind every holder of Notes. Although the Supplemental Indenture became effective upon the execution by the Company, the Guarantors, the Trustee and the Security Agent, the Amendments will not become operative and will have no effect until and unless the payment of the Consent Fee is made in accordance with the terms and conditions set forth in the Consent Solicitation Statement.

This announcement is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 38 vessels ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 198,793 TEU and an average age, weighted by TEU capacity, of 10.7 years determined as at September 30, 2018.

The average remaining term of the charters at September 30, 2018, including those on the 19 Poseidon Containers vessels acquired on November 15, 2018 and subsequent charter agreements, was 2.7 years on a weighted basis.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.